20 Firstfield Road Gaithersburg, MD 20878 T 240-268-2000 F 240-268-2100

VIA EDGAR

December 20, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mary Mast, Senior Staff Accountant Christine Allen Torney, Senior Staff Accountant

Re:

SEC Comment Letter dated December 6, 2016

Novavax, Inc.

Form 10-K for the year ended December 31, 2015

Filed on February 29, 2016

Form 10-Q for the quarterly period ended September 30, 2016

Filed on November 9, 2016

(File No. 000-26770)

Ladies and Gentlemen:

On behalf of Novavax, Inc., a Delaware corporation (the “Company” or “we”), I am writing in response to the comment letter, dated December 6, 2016 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, File No. 000-26770, filed on February 29, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, File No. 000-26770, filed on November 9, 2016.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Consolidated Financial Statements (unaudited)

Note 6 – Goodwill and Other Intangible Assets, Page 11

1.	Tell us if you performed an interim goodwill impairment test of your goodwill reporting unit in the third quarter as a result of the clinical trial results for RVF F for older adults and the significant decline in your market capitalization. Refer to ASC 350-20-35-30 and 350-20-35-3C. For any interim impairment test performed, tell us the results of the test and the percentage by which fair value exceeded the carry value. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test.

On September 15, 2016, the Company announced topline data from the clinical trial of its RSV F-protein recombinant nanoparticle vaccine candidate (RSV F Vaccine) in older adults, which resulted in a significant decrease in its share price (and thus its market capitalization). Based on this significant decrease in share price, the Company performed an interim goodwill impairment test.

As allowed by ASC 35-20-35-3B, the Company bypassed the qualitative goodwill impairment test, comparing the fair value of its sole reporting unit (i.e., the entity) with its carrying amount, including goodwill. The Company utilized its market capitalization as a proxy for fair value, without consideration of any potential control premium. The analysis that the Company performed at September 30, 2016 was as follows:

www.novavax.com   |  Nasdaq: NVAX

The market value of invested capital approach (the “market approach”), is the market value of the Company’s equity plus all interest-bearing debt that is part of the capital structure. At September 30, 2016, the Company’s common stock was trading at $2.08 with 271,238,467 common shares outstanding. Hence, the market value of the equity approximated $564.2 million. In addition, as of September 30, 2016, the Company had interest-bearing debt with a fair value amounting to $176.9 million, which consisted of current and non-current portions of long-term debt. Therefore, the market value of invested capital from a market approach approximated $741.1 million. The carrying amount, including goodwill, of the reporting unit is the sum of tangible and intangible assets less non-interest bearing liabilities, excluding any cumulative translation adjustment. At September 30, 2016, total assets equaled $459.6 million. At the same time, total non-interest bearing liabilities were $93.8 million, and the Company’s cumulative translation adjustment was an offset to stockholders’ equity of $10.0 million. Therefore, the carrying amount of the reporting unit equaled $375.8 million. Based on this analysis, at September 30, 2016, the market approach value (again, not taking into consideration any control premium) was in excess of the carrying amount of the reporting unit by $365.3 million or 97%, which the Company considered significant. Therefore, the Company concluded that as of September 30, 2016, the goodwill of its reporting unit was not considered to be impaired.

It should also be noted that the Company considered its share price between September 16, 2016 (the date after the announcement) and the date it filed its Quarterly Report on Form 10-Q (November 9, 2016) and concluded that the fair value it used in its analysis above would not have changed in any material way to require a second step impairment test nor additional disclosure under ASC 35-20-35-9 through 13.

The Company will continue to follow the guidelines for goodwill as described under ASC 350-20, Intangibles–Goodwill and Other.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (240) 268-2030.

Sincerely,

/s/ Barclay A. Phillips

Barclay A. Phillips

Senior Vice President, Chief Financial Officer & Treasurer

Novavax, Inc.

cc:	John A. Herrmann III, SVP, General Counsel & Corporate Secretary Paul M. Kinsella (Ropes & Gray LLP)